File No. 001-16189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

of the

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

NiSource Inc.

801 E. 86th Avenue
Merrillville, IN 46410

Bay State Gas Company
Savings Plan for
Operating Employees
and Trust

Financial Statements as of December 31, 2004 and
2003 and for the Year Ended December 31, 2004,
Supplemental Schedule as of December 31, 2004, and
Report of Independent Registered Public Accounting
Firm

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

NOTE:	Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee of the
Bay State Gas Company Savings Plan for Operating Employees and Trust
Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of the Bay State Gas Company Savings Plan for Operating Employees and Trust (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
June 23, 2005

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
INVESTMENTS—At fair value:
Mutual funds	$22,451,569	$18,935,413
Common stock fund	5,815,863	5,539,851
Money market fund	3,555,715	3,607,478
Participant loans	1,475,114	1,322,925

Total investments	33,298,261	29,405,667

RECEIVABLES:
Participant contributions	—	36,844
Employer contributions	—	36,651

Total receivables	—	73,495

NET ASSETS AVAILABLE FOR BENEFITS	$33,298,261	$29,479,162

See notes to financial statements.

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Contributions:
Participant	$2,064,162
Employer	500,499

Total contributions	2,564,661

Investment income:
Net appreciation in fair value of investments	1,936,447
Dividends and interest	806,720

Investment income	2,743,167

Total additions	5,307,828

DEDUCTIONS:
Benefits paid to participants	(1,348,836)
Transfers—net	(127,916)
Administrative expenses	(4,910)
Miscellaneous	(7,067)

Total deductions	(1,488,729)

NET INCREASE	3,819,099

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	29,479,162

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$33,298,261

See notes to financial statements.

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

Bay State Gas Company (the “Company”) is a wholly owned subsidiary of NiSource Inc. The following description of the Bay State Gas Company Savings Plan for Operating Employees and Trust (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan was established effective January 1, 1988. It is a defined contribution plan available to substantially all employees of the Company who are covered by a collective bargaining agreement between the Company and any union that specifically provides for participation in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration—The Company serves as administrator and sponsor of the Plan. NiSource Inc. maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan’s assets and executes all investment transactions.

Contributions—Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax basis and 25% on an after-tax basis, up to 75% in total. Additionally, participants who are at least 50 years old can make catch-up contributions to the plan. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-seven mutual funds, one money market fund and one common stock fund as investment options for participants.

The Company makes contributions to the Plan in accordance with the various governing collective bargaining agreements as set forth in the Plan document. For certain employees, the Company makes no contribution. For other employees, the Company makes contributions from 2.5% to 3.5% of eligible compensation. The matching Company contribution is allocated according to the participants’ directed accounts.

Rollovers from Other Qualified Employer Plans—The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of Plan losses and certain administrative expenses.

Vesting—Participants are fully vested in their accounts at all times.

Participant Loans—Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime rate. Interest rates range from 4.75% to 10.5% at December 31, 2004. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is used to purchase the participant’s primary residence, which allows repayment up to 15 years. Participants may have two loans outstanding at any given time.

Participant Withdrawals—Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:

Age 59 1/2 withdrawals;

Voluntary withdrawals from after-tax and rollover contributions; and

Hardship withdrawals, subject to the Plan rules.

A hardship withdrawal may result in the suspension of the participant’s deferral and Company matching contributions for six months.

Payment of Benefits—On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a distribution in (1) a single lump sum; (2) a portion paid in a lump sum, and the remainder paid later (partial payment); or (3) periodic installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary. Participants may elect that a distribution in the form of a lump-sum payment be made in the form of whole shares of NiSource Inc. stock and cash in lieu of fractional shares (to the extent the distribution consists of amounts from the NiSource Inc. Common Stock Fund). If the amount payable under the Plan to any participant or beneficiary is less than or equal to $5,000, the administrative committee will direct that such amount be paid in a lump sum.

Transfers Between Plans—Transfers between plans occur when employees transfer in/out of a union but stay with NiSource Inc., which results in a transfer of any related balances between this Plan and other plans. Amounts are included in transfers, net on the accompanying statement of changes in net assets available for benefits.

Employee Stock Ownership Plan—The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

Voting and Tendering Rights of NiSource Inc. Common Stock Fund Participants—Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Inc. Common Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager fees and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2004	2003
NiSource Inc. Common Stock Fund	$5,815,863	$5,539,851
Fidelity Growth Fund	3,897,332	3,453,237
Fidelity Overseas Fund	2,814,325	2,365,977
Fidelity Retirement Money Market Fund	3,555,715	3,607,478
Fidelity Spartan U.S. Equity Index Fund	5,970,743	5,297,314

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$1,722,805
NiSource Inc. Common Stock Fund	213,642

$1,936,447

The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.	RELATED-PARTY TRANSACTIONS

The Plan invests in NiSource Inc. common stock. Since NiSource Inc. is the parent of the Company, any investment transactions involving NiSource Inc. common stock qualify as party-in-interest transactions. Additionally, certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.

6.	TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated January 17, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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SUPPLEMENTAL SCHEDULE

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

FORM 5500 SCHEDULE H, PART IV, LINE 4i
EIN: 04-3442797, PLAN 011
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

	Identity of Issuer,	Description of Investment,
	Borrower, Lessor,	Including Maturity Date, Rate of Interest,	Fair
	or Similar Party	Collateral and Par or Maturity Value	Value
*	NiSource Inc.	Common Stock Fund	$5,815,863
*	Fidelity Investments	Puritan Fund	73,912
*	Fidelity Investments	Magellan Fund	340,781
*	Fidelity Investments	Contrafund	744,344
*	Fidelity Investments	Equity Income Fund	190,073
*	Fidelity Investments	Growth Fund	3,897,332
*	Fidelity Investments	Growth & Income Fund	203,590
*	Fidelity Investments	Intermediate Bond Fund	328,967
*	Fidelity Investments	Overseas Fund	2,814,325
*	Fidelity Investments	Europe Fund	102,393
*	Fidelity Investments	Pacific Basin Fund	76,543
*	Fidelity Investments	Balanced Fund	330,932
*	Fidelity Investments	Small Cap Independent Fund	179,698
*	Fidelity Investments	Freedom Income Fund	185,686
*	Fidelity Investments	Freedom 2010 Fund	1,077,315
*	Fidelity Investments	Freedom 2020 Fund	1,355,471
*	Fidelity Investments	Freedom 2030 Fund	692,938
*	Fidelity Investments	Freedom 2040 Fund	1,227,472
*	Fidelity Investments	Retirement Money Market Fund	3,555,715
*	Fidelity Investments	Spartan U.S. Equity Index Fund	5,970,743
	PIMCO Investments	Total Return Fund (institutional)	382,427
	PIMCO Investments	Long-Term Government Fund	200,411
	PIMCO Investments	Low-Duration Fund (institutional)	266,443
	PIMCO Investments	StockPLUS Fund (institutional)	115,994
	Janus Investments	Small Cap Value Fund (institutional)	996,855
	Dreyfus Investments	Emerging Leaders Fund	348,201
	American Funds Investments	EuroPacific Growth Fund	217,218
	Vanguard Investments	U.S. Growth Investor Shares Fund	40,645
	Morgan Stanley Investments	U.S. Small Cap Core Fund	90,860
*	Various Plan participants	Participant loans, with interest rates ranging from
		4.75% to 10.5% and maturity dates ranging from
		January 2005 to January 2010.	1,475,114

	TOTAL ASSETS (HELD AT END OF YEAR)		$33,298,261

*	Denotes a party-in-interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-107421 and 333-107421-01 of NiSource Inc. on Form S-3, Registration Statement Nos. 333-107748 and 333-107743 of NiSource Inc. on Form S-8, and Registration Statement Nos. 333-33896 and 333-33896-01 of NiSource Inc. on Form S-4 of our report dated June 23, 2005, relating to the financial statements of Bay State Gas Company Savings Plan for Operating Employees and Trust, appearing in this Annual Report on Form 11-K of Bay State Gas Company Savings Plan for Operating Employees and Trust for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
June 23, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

By		Date	June 29, 2005

/s/ David J. Vajda
Vice President & Treasurer, NiSource Inc.
Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the Bay State Gas Company Savings Plan for Operating Employees and Trust for the fiscal year ended on December 31, 2004 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/ Gary L. Neale	/s/ Michael W. O’Donnell
Chairman, President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer